

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 3, 2018

Brian Stief
Executive Vice President and Chief Financial Officer
Johnson Controls International plc
One Albert Quay
Cork, Ireland

      **Re: Johnson Controls International plc
          Form 10-K for the Fiscal Year Ended September 30, 2017
          Filed November 21, 2017
          File No. 001-13836**

Dear Mr. Stief:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Division of Corporation Finance
                            Office of Telecommunications